UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

February 28, 2003

TDC A/S
(Exact name of registrant as specified in its charter)

Noerregade 21, 0900 Copenhagen C, DK-Denmark
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

Earnings Release 2002 & 4Q 2002

February 26, 2003

Highlights 2002

-         EBITDA of DKK 14.3bn, up 11.2%

-         Net income1 of DKK 2.2bn, up 50.5%

-         TDC sets the Outlook for 2003 at DKK 52.6bn for net revenues, DKK 14.8bn for EBITDA and DKK 1.9bn for net income1

1 Excluding one-time items and fair value adjustments

TDC Group, Income statements[1]

DKKm	2001	2002	Change
			in %
Net revenues	51 564	51 155	(0,8)
Total revenues	54 082	53 477	(1,1)
Total operating expenses	(41 212)	(39 164)	5,0
EBITDA	12 870	14 313	11,2
Depreciation, amortization and write-downs	(8 531)	(9 178)	(7,6)
EBIT	4 339	5 135	18,3
Net financials	(1 410)	(1 124)	20,3
Income before income taxes	2 929	4 011	36,9
Income taxes	(1 843)	(1 899)	(3,0)
Income before minority interests	1 086	2 112	94,5
Minority interests’ share of net income	355	57	(83,9)
Net income	1 441	2 169	50,5

EBITDA margin in %	25,0	28,0	-

1) Excl. one-time items and fair value adjustments.

Group highlights 2002

COPENHAGEN, Denmark, February 26, 2003 - The TDC Group today reported  2002 net revenues of DKK 51,155m, a reduction of 0.8%, earnings before interest, taxes, depreciation and amortization (EBITDA) of DKK 14,313m, up 11.2% and net income[1] of DKK 2,169m, up 50.5%.

Compared with the Outlook from November 2002 both EBITDA and net income were DKK 0.1bn better than expected.

On an on-going basis[2], growth in net income was 11.7%.

Strong performance in EBITDA from TDC Switzerland and TDC Mobile International offsets weaker performance in TDC Tele Danmark.

TDC's ADSL expansion in Denmark accelerated in 2002 with 142,000 new customers, up 127.9%.

Capital expenditures excluding share acquisitions totaled DKK 7,699m, a 31.2% reduction compared with 2001.

“In a difficult year for the telecoms industry, we are pleased to report solid results for 2002. TDC Switzerland performed significantly better than planned and consequently EBITDA for the TDC Group was higher than in the Outlook February 2002. It is worth noticing that all business lines were EBITDA positive in 2002. We appreciate our employees’ efforts in achieving the goals, we value the appreciation from our customers and the trust of our shareowners”, says Knud Heinesen, Chairman of the Board.

“Most of our business lines are performing well, however the regulatory regime in Denmark has created some of the lowest retail and wholesale prices in Europe. This, combined with a stagnant business market, made 2002 a less profitable year for TDC Tele Danmark”, says Henning Dyremose, President and CEO of TDC, and continues;

“Fortunately TDC has grown in mobile and landline activities in Europe. As a result of our diversification achievements as well as stringent cost control, 2002 marked a strong turnaround in our operating cash flow generation. Thus EBITDA grew 11.2% and capital expenditures declined 31.2%“.

Net revenues

TDC's net revenues amounted to DKK 51,155m in 2002, a decrease of DKK 409m or 0.8% compared with 2001. On an ongoing basis, growth was 2.6% impacted by growth in TDC Switzerland, TDC Mobile International and TDC Internet, offset partly by lower revenues in TDC Tele Danmark.

Total Operating Expenses

TDC's total operating expenses, composed of transmission costs, raw materials and supplies; other external charges; and wages, salaries and pension costs, amounted to DKK 39,164m in 2002, down DKK 2,048m or 5.0% compared with 2001. On an ongoing basis, total operating expenses in 2002 increased DKK 6m compared with 2001.

Transmission costs, raw materials and supplies amounted to DKK 18,482m in 2002, a decrease of DKK 1,683m or 8.3% compared with 2001. On an ongoing basis, transmission costs, raw materials and supplies decreased DKK 186m to DKK 18,334m in 2002.

Other external charges amounted to DKK 10,737m in 2002, a decrease of DKK 1,129m or 9.5% compared with 2001. On an ongoing basis, other external charges decreased DKK 731m or 6.4% compared with 2001. Other external charges include costs related to marketing activities and overhead costs.

Wages, salaries and pension costs amounted to DKK 9,945m, up DKK 764m, or 8.3%, compared with 2001. On an ongoing basis, growth was DKK 923m, or 10.2% and average full-time equivalents increased 787 or 3.6% to 22,427 in 2002.

EBITDA

EBITDA increased DKK 1,443m or 11.2% to DKK 14,313m in 2002. On an ongoing basis, growth was 8.2%.

The ongoing EBITDA growth was driven primarily by improvements in TDC Switzerland, TDC Mobile International and TDC Internet. On an ongoing basis, TDC Switzerland's EBITDA increased DKK 1,383m to DKK 1,269m in 2002, due primarily to increased landline and mobile customer bases and continued harvesting of synergies combined with stringent cost discipline. TDC Mobile International's EBITDA improved DKK 497m in 2002, including growth in domestic operations of DKK 278m, or 20.7%, and in Talkline of DKK 106m or 27.4%. Furthermore, EBITDA from European net operators increased DKK 113m or 11.3%, related mainly to Polkomtel and Connect Austria. EBITDA in TDC Internet was positive in 2002 and increased DKK 398m to DKK 48m, driven primarily by increased ADSL sales. These increases were offset partly by a DKK 880m decrease in EBITDA to DKK 6,018m in TDC Tele Danmark in 2002, due primarily to lower regulatory prices and the impact of migration from traditional landline services to mobile and Internet services.

Depreciation, amortization and write-downs

Depreciation, amortization and write-downs increased DKK 647m or 7.6% to DKK 9,178m in 2002. On an ongoing basis, depreciation and amortization increased DKK 847m or 10.2%, reflecting increases in write-downs at TDC Tele Danmark and TDC Internet.

Goodwill amortization and write-downs amounted to DKK 1,488m in 2002, unchanged on 2001.

EBIT before one-time items

Earnings before interest and taxes (EBIT), excluding one-time items,  increased DKK 796m or 18.3% to DKK 5,135m in 2002, reflecting the improved EBITDA, offset partly by higher depreciation and amortization. On an ongoing basis, growth was DKK 234m or 4.8%.

One-time items

In 2002, one-time items amounted to DKK (1,133)m before tax, equivalent to a net income impact of DKK (859)m compared with DKK (2,548)m  before tax and a net income impact of DKK (2,055)m in 2001. One-time items included profit on sales of major enterprises, impairment losses and restructuring costs, etc.

Profit on sales of major enterprises in 2002 amounted to DKK 466m before tax and a net income impact of DKK 507m, related primarily to a gain on Belgacom's sale of shares in Ben and Belgacom France.

Impairment losses in 2002 amounted to DKK (1,066)m before tax and a net income impact of DKK (1,030)m, including DKK (336)m before tax from TDC Internet Polska, DKK (378)m before tax from Contactel and DKK (352)m before tax from Tele Danmark InterNordia, all related to write-down of goodwill and other assets.

Restructuring costs, etc. in 2002 amounted to DKK (533)m before tax and a net income impact of DKK (336)m, including a charge for BeST, Belgacom's restructuring program with a pre-tax impact of DKK (925)m and a net income impact of DKK (610)m. Further, restructuring costs, etc. in 2002 related to the reversal of unused provisions in Talkline of DKK 350m before tax and were equivalent to a net income impact of DKK 245m. Other restructuring costs, etc. amounted to DKK 42m before tax and a net income impact of DKK 29m, related to a reversal of unused provisions.

In 2001, one-time items amounted to DKK (2,548)m before tax, equivalent to a net income impact of DKK (2,055)m. Profit on sales of major enterprises in 2001 resulted in a pre-tax gain of DKK 1,144m and a net income impact of DKK 754m, which related primarily to Belgacom and an option gain in Ceske Radiokommunikace. Impairment losses in 2001 amounted to DKK (2,243)m before tax and a net income impact of DKK (2,101)m, related primarily to Talkline. Restructuring costs, etc. in 2001 amounted to DKK (1,449)m before tax and a net income impact of DKK (708)m, related primarily to Talkline.

Net financials

Net financials amounted to an income of DKK 2,133m in 2002, an increase of DKK 2,920m on 2001. Net financials includes income before income taxes from investments, fair value adjustments as well as financial income and expenses, net.

Income before income taxes from investments improved from DKK (55)m in 2001 to DKK (10)m in 2002. This change was related primarily to UMC and HTCC.

In 2002, fair value adjustments totaled an income of DKK 3,257m. Fair value adjustments of minority passive investments amounted to DKK 3,119m in 2002 and related primarily to Ben, including TDC's proportional share of Belgacom's divestment of Ben. Other fair value adjustments amounted to DKK 138m in 2002. In 2001, fair value adjustments aggregated an income of DKK 623m, comprising fair value adjustments of minority passive investments of DKK 581m, related primarily to Ben, and other fair value adjustments of DKK 42m.

Net interests and other financial expenses and income, net, amounted to DKK (1,114)m in 2002, a decrease of DKK 241m, compared with DKK (1,355)m in 2001, due to lower interest rate and some non-recurrent items, including exchange rate adjustments, offset partly by higher average net interest-bearing debt.

Income taxes

In 2002, income taxes totaled DKK 1,686m, up DKK 261m on DKK 1,425m in 2001.

Income taxes related to income, excluding one-time items and fair value adjustments, totaled DKK 1,899m in 2002, DKK 56m higher than in 2001.

Income taxes related to one-time items amounted to a tax income of DKK 238m in 2002 related primarily to restructuring costs, compared with a tax income of DKK 441m in 2001.

Income taxes related to fair value adjustments amounted to a tax expense of DKK 25m in 2002 compared with a tax expense of DKK 23m in 2001.

Adjusted for one-time items and fair value adjustments, the effective tax rate was 47.3% in 2002. The difference of 17.3 percentage points between the effective tax rate and the Danish statutory corporate tax rate of 30.0% stemmed primarily from the international operations in which the tax value of losses was not capitalized, change in distribution of income between companies with different tax rates and amortization of goodwill non-deductible for tax purposes.

Minority interests’ share of net income

In 2002, minority interests' share of net income, excluding one-time items and fair value adjustments, aggregated an income of DKK 57m compared with an income of DKK 355m in 2001. This decrease of DKK 298m related mainly to improvements in earnings before tax in TDC Switzerland.

Minority interests' share of one-time items and fair value adjustments amounted to DKK 36m in 2002 compared with DKK 52m in 2001.

Net income

Net income, excluding one-time items and fair value adjustments, amounted to DKK 2,169m, up 50.5% compared with 2001. On an ongoing basis, growth was 11.7%.

Net income, including one-time items and fair value adjustments, amounted to DKK 4,542m in 2002, an increase of DKK 4,556m compared with 2001.

Balance Sheets

The Consolidated Balance Sheets totaled DKK 90,597m at year-end 2002, down DKK 3,096m compared with 2001.

The decrease in assets during 2002 was due mainly to a decrease in accounts receivable and fixed assets offset partly by an increase in marketable securities and cash.

Shareowners' equity aggregated DKK 35,306m at year-end 2002, an increase of DKK 2,032m compared with year-end 2001. This increase was generated by net income in 2002, which amounted to DKK 4,542m, net of dividends paid of DKK 2,363m in 2002.

Liabilities amounted to DKK 55,291m, down DKK 5,128m compared with year-end 2001, and related mainly to bonds, long-term and short-term bank loans.

Net interest-bearing debt amounted to DKK 25,557m at year-end 2002, a decrease of DKK 9,081m over the year. The decrease reflects primarily the cash inflow from the DKK 4,860m divestment of the Dutch mobile operator Ben including the indirect impact from Belgacom. In addition, improvements in EBITDA and working capital as well as reductions in capital expenditure enhanced TDC's cash generation and subsequently reduced the net debt.

At year-end 2002, the solvency ratio was 39.0%, calculated as total shareowners' equity as a percentage of total liabilities and shareowners' equity.

Statements of Cash Flow

Cash flow from operating activities amounted to DKK 12,541m in 2002, an increase of DKK 5,541m compared with 2001, due primarily to higher earnings and improvements in working capital stemming mainly from TDC Switzerland and TDC Mobile International.

Cash flow from investing activities amounted to DKK (2,060)m in 2002, an improvement of DKK 18,781m compared with 2001, stemming mainly from the acquisition of diAx in 2001 and sale of Ben shares in 2002.

Cash flow from financing activities totaled DKK (7,402)m in 2002 compared with DKK 10,511m in 2001.

TDC's cash and cash equivalents increased from DKK 2,538m at year-end 2001 to DKK 5,594m at year-end 2002.

Capital expenditures

In 2002, capital expenditures amounted to DKK 8,885m, a decrease of DKK 14,416m compared with DKK 23,301m in 2001. This decrease was related primarily to share acquisitions, which accounted for DKK 1,186m in 2002 compared with DKK 12,112m in 2001.

Capital expenditures, excluding share acquisitions, aggregated DKK 7,699m in 2002 compared with DKK 11,189m in 2001, corresponding to 15.1% of net revenues in 2002 compared with 21.7% in 2001.

Number of Customers

TDC's total pro rata customer base was 13.6m, up 1.0% from a year ago. On an on-going basis, the total number of customers grew 6.6%. The mobile customer base grew 7.1% to 6.7m and the number of cable-TV customers increased 6.9% to 885,000. On an on-going basis, the Internet customer base grew 18.4% to 1.5m and the number of landline customers was 4.5m, a reduction of 0.4%.

TDC’s domestic broadband customer base totaled 293,000, up from 126,000 a year ago and comprised 253,000 ADSL customers and 40,000 high-speed cable modem customers.

4Q 2002

TDC Group, Income statement [1]

DKKm	4Q01	4Q02	Change
			in %
Net revenues	13 354	12 959	(3,0)
Total revenues	14 210	13 563	(4,6)
Total operating expenses	(10 325)	(9 811)	5,0
EBITDA	3 885	3 752	(3,4)
Depreciation, amortization and write-downs	(2 274)	(2 629)	(15,6)
EBIT	1 611	1 123	(30,3)
Net financials	(429)	(21)	95,1
Income before income taxes	1 182	1 102	(6,8)
Income taxes	(423)	(494)	(16,8)
Income before minority interests	759	608	(19,9)
Minority interests’ share of net income	52	(43)	NM
Net income	811	565	(30,3)

EBITDA margin in %	29,1	29,0	-

1) Excl. one-time items and fair value adjustments.

Net revenues for the Group amounted to DKK 12,959m in 4Q 2002, a reduction of 3.0% compared with 4Q 2001. On an ongoing basis, net revenues grew 0.3% stemming from increased revenues in domestic mobile and TDC Internet, partly offset by weak performance in TDC Tele Danmark and TDC Directories.

EBITDA decreased by 3.4% to DKK 3,752m, reflecting the lower contribution from TDC Tele Danmark and TDC Directories. However, this was to some extent offset by stronger performance in TDC Switzerland as well as solid performance in the domestic mobile business and TDC Internet.

Depreciation and amortization was DKK 2,629m in 4Q 2002, an increase of 15.6%, due mainly to non-recurring write-offs in TDC Tele Danmark and TDC Internet.

EBIT amounted to DKK 1,123m in 4Q 2002, a 30.3% reduction following the slight reduction in EBITDA and the increase in depreciation and amortization.

Net financials exclusive of fair value adjustments in 4Q 2002 amounted to DKK (21)m compared with DKK (429)m in 4Q  2001, due to lower average net interest-bearing debt and some non-recurrent items, including exchange rate adjustments.

Net income totaled DKK 565m in 4Q 2002, down 30.3%, following the slight reduction in EBITDA and the increase in depreciation and amortization.

Capital expenditures excluding share acquisitions in 4Q 2002 totaled DKK 2,312m, a 29.6% reduction compared with 4Q 2001, in line with the overall trend for the whole of 2002.

For a more detailed explanation please refer to 4Q comments under the individual business lines.

Business line performance in 2002 and 4Q 2002

TDC Tele Danmark Group

TDC Tele Danmark's activities are mainly Danish landline voice and data operations as well as integrated solutions.

DKKm	2001	2002	Change in %
Landline, subscriptions (voice)	4 492	4 450	(0,9)
Landline, traffic (voice)	7 301	6 374	(12,7)
Leased lines	1 792	1 572	(12,3)
Data communications and Internet services	1 773	2 352	32,7
Terminal equipment etc.	2 727	2 700	(1,0)
Other [1]	1 367	1 347	(1,5)
Net revenues, total	19 452	18 795	(3,4)
of which domestic	18 601	17 667	(5,0)
of which international	851	1 128	32,5
Operating expenses	(14 395)	(14 439)	(0,3)
Transmission costs, raw materials and supplies	(6 005)	(5 835)	2,8
Other external charges	(4 432)	(4 302)	2,9
Wages, salaries and pension costs	(3 958)	(4 302)	(8,7)
EBITDA	6 898	6 018	(12,8)
of which domestic	6 958	6 121	(12,0)
of which international	(60)	(103)	(72,0)
Note 1. Other includes mobile telephony, operator services etc.

TDC Tele Danmark's net revenues amounted to DKK 18,795m in 2002, a decrease of DKK 657m or 3.4% compared with 2001, impacted by the unfavorable regulatory environment in Denmark and migration from traditional landline services to Internet and mobile services.

Net revenues from landline subscriptions (voice) amounted to DKK 4,450m in 2002, a decrease of DKK 42m or 0.9% compared with 2001. This net revenue category consists of domestic connection and subscription fees. The decrease was driven primarily by a lower customer base, which decreased 2.0% to 3.1m customers at year-end 2002.

In 2002, net revenues from landline traffic (voice) amounted to DKK 6,374m, a decrease of DKK 927m or 12.7% compared with 2001. This revenue category consists of domestic and international retail as well as wholesale traffic revenues. Domestic landline traffic revenues decreased DKK 659m or 13.4% in 2002, due primarily to lower retail and wholesale traffic volumes driven by the migration to Internet services and mobile telephony, as well as lower retail prices. Domestic landline traffic volume decreased 11.5% to 20,416m minutes in 2002. Net revenues from international traffic amounted to DKK 2,107m, a decrease of DKK 268m or 11.3% compared with 2001, due primarily to price decreases. International traffic volume increased 0.2% to 2,199m minutes in 2002.

Net revenues from leased lines, including domestic and international leased line services, aggregated DKK 1,572m in 2002, a decrease of DKK 220m or 12.3% compared with 2001. The decline stemmed from imposed regulatory price reductions as well as migration to data communications and Internet services.

Net revenues from data communications and Internet services amounted to DKK 2,352m in 2002, a growth of DKK 579m or 32.7% compared with 2001. This revenue category includes data communication services composed of dedicated data services as well as Internet services, primarily ADSL and dial-up. Revenue growth in this category was driven mainly by an enlarged ADSL customer base, and increased sales of IP/VPN communication solutions, substituting traditional leased lines.

Net revenues from terminal equipment etc. amounted to DKK 2,700m down 1.0% compared with 2001. This revenue category includes sales and installation of hardware ranging from handsets to large PBX's and service agreements with domestic and international business customers. The decrease stemmed from a reduction in domestic sales, offset partly by increased sales in Norway and Sweden.

Net revenues from other services amounted to DKK 1,347m a decrease of DKK 20m or 1.5% compared with 2001. This revenue category includes mobile telephony and operator services.

TDC Tele Danmark's transmission costs, raw materials and supplies amounted to DKK 5,835m, down DKK 170m or 2.8% compared with 2001. The decrease was due mainly to lower domestic costs, including lower costs for raw materials stemming from lower domestic terminal sales.

TDC Tele Danmark's other external charges amounted to DKK 4,302m, down DKK 130m or 2.9% on 2001. The decrease was impacted by stringent cost control.

In TDC Tele Danmark, wages, salaries and pension costs increased DKK 344m, or 8.7%, to DKK 4,302m in 2002 and average full-time equivalents amounted to 11,409 in 2002 an increase of 174 average full-time equivalents. Domestic wages increased DKK 238m or 6.4% compared with 2001. The increase was impacted by a general increase in average wages. A higher number of average full-time equivalents in Norway and Sweden also contributed to the total increase in 2002.

In TDC Tele Danmark, EBITDA decreased DKK 880m or 12.8% to DKK 6,018m in 2002. The decrease was due primarily to lower regulatory prices combined with the impact of migration from traditional landline to mobile and Internet services.

TDC Tele Danmark's capital expenditures, excluding share acquisitions, aggregated DKK 3,072m in 2002, a decrease of DKK 557m compared with 2001. The main driver for the decrease was a general decline in PSTN and ISDN volumes partly offset by higher IT investments related primarily to a customer care and billing system. Also, the completion in June 2002 of TDC's ADSL roll-out plan entailed lower capital expenditures compared with 2001, where roll-out continued throughout the full year.

By the end of 2002, the number of domestic customers in TDC Tele Danmark, including Duét as well as retail and wholesale PSTN and ISDN, was 3.3m compared with 3.4m by the end of 2001. The decline reflects a 4.5% decline in the number of retail landline customers. However this was offset by 7.1% growth in Duét customers to 272,000 and 19.0% growth in wholesale customers.

4Q 2002

TDC Tele Danmark Group

DKKm	4Q01	4Q02	Change in %
Landline, subscriptions (voice)	1 141	1 093	(4,2)
Landline, traffic (voice)	1 778	1 375	(22,7)
Leased lines	482	413	(14,3)
Data communications and Internet services	590	672	13,9
Terminal equipment etc.	638	784	22,9
Other [1]	393	352	(10,4)
Net revenues, total	5 022	4 689	(6,6)
of which domestic	4 773	4 425	(7,3)
of which international	249	264	6,0
Operating expenses	(3 656)	(3 636)	0,5
Transmission costs, raw materials and supplies	(1 379)	(1 444)	(4,7)
Other external charges	(1 213)	(1 065)	12,2
Wages, salaries and pension costs	(1 064)	(1 127)	(5,9)
EBITDA	1 958	1 451	(25,9)
of which domestic	1 968	1 509	(23,3)
of which international	(10)	(58)	NM
1) Other includes mobile telephony, operator services etc.

Net revenues in 4Q 2002 amounted to DKK 4,689m, down 6.6% compared with 4Q2001. The decrease was mainly due to a decrease in revenues from landline traffic and leased lines, partly offset by growth in data communications and Internet services and terminal equipment.

EBITDA declined 25.8% to DKK 1,451m but was especially strong in 4Q 2001, and in 4Q 2002 was in line with previous quarters in 2002. The EBITDA-contribution in TDC Tele Danmark was under pressure as a result of the regulatory environment, migration to mobile and Internet services as well as the lackluster economic climate.

Capital expenditures excluding share acquisitions in TDC Tele Danmark totaled DKK 726m in 4Q 2002, a 35.6% reduction reflecting e.g. finalization of ADSL roll-out.

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil A/S, Talkline, Polkomtel, Bité and Connect Austria.

DKKm	2001	2002	Change in %
Net revenues, total	17 580	16 259	(7,5)
Domestic operations	4 808	5 152	7,2
European net operators	3 425	3 474	1,4
Talkline	9 347	7 633	(18,3)
Operating expenses	(15 612)	(13 425)	14,0
Transmission costs, raw materials and supplies	(9 494)	(8 317)	12,4
Other external charges	(4 811)	(3 905)	18,8
Wages, salaries and pension costs	(1 307)	(1 203)	8,0
EBITDA	2 332	3 228	38,4
Domestic operations	1 340	1 618	20,7
European net operators	878	1 117	27,2
Talkline	114	493	NM

TDC Mobile International's net revenues amounted to DKK 16,259m in 2002, a decrease of DKK 1,321m or 7.5% compared with 2001. On an ongoing basis, net revenues increased 5.0%.

In 2002, net revenues from domestic operations amounted to DKK 5,152m, up DKK 344m or 7.2% compared with 2001. This category includes domestic subscription and connection fees as well as domestic mobile traffic. Growth was driven primarily by an increase in the mobile customer base and growth in voice, data and SMS traffic. The domestic mobile customer base grew 51,000 or 3.1% to 1.7m (2.0m including Duét customers) at year-end 2002, and the number of domestic voice traffic minutes increased 11.5% to 2,797m in 2002. In addition the number of domestic SMS messages grew 33.6% to a total of 521m in 2002.

Net revenues from European net operators amounted to DKK 3,474m, an increase of DKK 49m or 1.4% compared with 2001. On an ongoing basis, growth was 16.5%. Net revenues from Polkomtel, the 19.6% owned Polish mobile operator, totaled DKK 1,817m in 2002 up DKK 112m or 6.6% compared with 2001. On a pro rata basis, Polkomtel had 892,000 mobile customers by the end of 2002, up 32.1% compared with year-end 2001. Bité, the 100% owned Lithuanian mobile operator, achieved net revenues of DKK 751m in 2002, an increase of DKK 341m or 83.2% compared with 2001. The number of customers grew 77.5% to 488,000 at year-end 2002. Net revenues from Connect Austria, the 15% owned Austrian mobile operator, totaled DKK 631m in 2002, up DKK 54m or 9.4% compared with 2001. On a pro rata basis, Connect Austria had 246,000 customers by the end of 2002, growth of 5.6% compared with year-end 2001.

Net revenues from Talkline amounted to DKK 7,633m, down DKK 1,714m or 18.3% compared with 2001. On an ongoing basis, the decrease was 1.0%, driven mainly by a decline in the mobile customer base of 38,000 or 2.2% to 1.7m customers at year-end 2002. The decline in the mobile business was partly offset by growth in Talkline Infodienste.

Transmission costs, raw materials and supplies in TDC Mobile International amounted to DKK 8,317m, down DKK 1,177m or 12.4% on 2001. On an ongoing basis, transmission costs, raw materials and supplies increased DKK 518m or 6.8% compared with 2001. The increase was due primarily to higher transmission costs in Talkline and Bité as a result of higher traffic.

Other external charges in TDC Mobile International amounted to DKK 3,905m in 2002, a decrease of DKK 906m or 18.8% compared with 2001. On an ongoing basis, other external charges decreased DKK 356m or 8.5% compared with 2001, related mainly to Talkline.

TDC Mobile International's wages, salaries and pension costs decreased DKK 104m to DKK 1,203m in 2002. On an ongoing basis, wages, salaries and pension costs increased DKK 134m or 12.8%, due to an increased number of average full-time equivalents of 140 to 2,683. The growth was related mainly to domestic activities where average full-time equivalents grew 167 to 1,216 in 2002. Furthermore, a general increase in average wages in Talkline also contributed to the increase.

In 2002, EBITDA for TDC Mobile International increased DKK 896m from DKK 2,332m in 2001 to DKK 3,228m in 2002. On an ongoing basis, TDC Mobile International's EBITDA improved DKK 497m or 18.2% in 2002, including growth in domestic operations of DKK 278m or 20.7% and in Talkline of DKK 106m or 27.4%. Furthermore, EBITDA from European net operators increased DKK 113m or 11.3%, which related mainly to Polkomtel and Connect Austria.

TDC Mobile International's capital expenditures, excluding share acquisitions, aggregated DKK 1,645m in 2002, a decrease of DKK 1,884m compared with 2001. Capital expenditures in domestic operations amounted to DKK 704m, a decrease of DKK 1,229m compared with 2001, due mainly to the acquisition of a DKK 768m Danish UMTS license in 2001. The remaining decrease related primarily to the acquisition of a customer care and billing system in 2001. Capital expenditures in European net operators amounted to DKK 881m in 2002, a decrease of DKK 401m, related primarily to Connect Austria's completion of the GSM network upgrade in 2001 and the deconsolidation of UMC as of October 1, 2002. Capital expenditures in Talkline amounted to DKK 60m in 2002, a decrease of DKK 254m, due mainly to the closure of fixed net and Internet activities and to the acquisition of a new billing system in 2001.

4Q 2002

TDC Mobile International Group

DKKm	4Q01	4Q02	Change in %
Net revenues, total	4 237	4 027	(5,0)
Domestic operations	1 167	1 313	12,5
European net operators	919	831	(9,6)
Talkline	2 151	1 883	(12,5)
Operating expenses	(3 700)	(3 450)	6,8
Transmission costs, raw materials and supplies	(2 105)	(1 992)	5,4
Other external charges	(1 284)	(1 146)	10,7
Wages, salaries and pension costs	(311)	(312)	(0,3)
EBITDA	612	696	13,7
Domestic operations	336	425	26,5
European net operators	260	201	(22,7)
Talkline	16	70	NM

TDC Mobile International’s net revenues in 4Q 2002 amounted to DKK 4,027m, a 5.0% decrease compared with 4Q 2001.  On an ongoing basis, net revenues grew 5.8% stemming mainly from domestic mobile, Bité and Talkline. The main driver for domestic revenues was an increase in traffic.

EBITDA in TDC Mobile International increased 13.7% to DKK 696m. On an ongoing basis EBITDA grew 11.3%, reflecting a significant EBITDA increase in domestic mobile compared with 4Q 2001.

Capital expenditures excluding share acquisitions in TDC Mobile International totaled DKK 454m in 4Q 2002, a reduction of 56.1%, related to lower cost on mobile base stations in TDC Mobil and Connect Austria. In 4Q 2001 investments in a new billing system resulted in high capex spending.

TDC Switzerland

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm	2001	2002	Change in %
Net revenues, total	7 776	8 932	14,9
Mobile telephony	3 731	4 572	22,5
Landline telephony	3 477	3 766	8,3
Internet services	568	594	4,6
Operating expenses	(7 853)	(7 764)	1,1
Transmission costs, raw materials and supplies	(3 795)	(3 749)	1,2
Other external charges	(2 942)	(2 745)	6,7
Wages, salaries and pension costs	(1 116)	(1 270)	(13,8)
EBITDA	(77)	1 269	NM

TDC Switzerland's net revenues amounted to DKK 8,932m in 2002, up DKK 1,156m or 14.9% compared with 2001. On an ongoing basis, net revenues increased 9.3%.

Net revenues from mobile telephony containing subscription and connection fees as well as mobile traffic, amounted to DKK 4,572m in 2002, an increase of DKK 841m or 22.5% compared with 2001. On an ongoing basis, growth was DKK 528m or 13.1%, resulting from a higher customer base, up 190,000 or 20.1% to 1,1m at year-end 2002 and higher traffic volume, up 18.7% compared with 2001.

In 2002, net revenues from landline telephony, containing retail, including pre-fix and pre-select products, and wholesale activities, amounted to DKK 3,766m, up DKK 289m or 8.3% compared with 2001. On an ongoing basis, growth was DKK 217m or 6.1%, driven by a 66,000 or 8.4% increase in the retail customer base to 852,000 customers at year-end 2002, higher retail traffic volume, and increased wholesale activities.

Net revenues from Internet services, containing dial-up traffic and ADSL, totaled DKK 594m in 2002, an increase of DKK 26m or 4.6% compared with 2001. On an ongoing basis, growth was DKK 17m or 2.9%. The dial-up customer base grew to 518,000 at year-end 2002, equaling growth of 19,000 or 3.8%, while the ADSL customer base grew to 31,000 at year-end 2002.

In 2002, transmission costs, raw materials and supplies in TDC Switzerland amounted to DKK 3,749m, a decrease of 46m or 1.2% compared with 2001. On an ongoing basis, transmission costs, raw materials and supplies decreased DKK 244m or 6.1%, stemming from lower transmission costs, and lower costs related to resale of handsets.

In 2002, TDC Switzerland's other external charges amounted to DKK 2,745m, a decrease of DKK 197m or 6.7%. On an ongoing basis, other external charges decreased DKK 349m or 11.3%, due primarily to stringent cost control and continued harvesting of synergies.

In 2002, TDC Switzerland's wages salaries and pension costs amounted to DKK 1,270m, an increase of DKK 154m. On an ongoing basis, the increase was DKK 75m or 6.2% compared with 2001, stemming from an increase of 112 average full-time equivalents or 5.2% to 2,275 in 2002 and a general increase in average wages.

EBITDA for TDC Switzerland increased DKK 1,346m from DKK (77)m in 2001 to DKK 1,269m in 2002. On an ongoing basis, TDC Switzerland's EBITDA increased DKK 1,383m compared with 2001, due primarily to increased landline and mobile customer base and continued harvesting of synergies combined with stringent cost discipline, as well as some non-recurring improvements.

TDC Switzerland's capital expenditures, excluding share acquisitions, aggregated DKK 1,557m in 2002, a decrease of DKK 152m compared with 2001, due mainly to lower network investments.

4Q2002

TDC Switzerland

DKKm	4Q01	4Q02	Change in %
Net revenues, total	2 335	2 341	0,3
Mobile telephony	1 315	1 237	(5,9)
Landline telephony	869	946	8,9
Internet services	151	158	4,6
Operating expenses	(2 168)	(1 828)	15,7
Transmission costs, raw materials and supplies	(1 049)	(869)	17,2
Other external charges	(834)	(635)	23,9
Wages, salaries and pension costs	(285)	(324)	(13,7)
EBITDA	167	547	NM

Net revenues from TDC Switzerland amounted to DKK 2,341m in 4Q 2002, up 0.3%.

EBITDA increased to DKK 547m, compared with DKK 167m in 4Q 2001, due mainly to improved cost structure and non-recurring improvements.

Capital expenditures excluding share acquisitions in TDC Switzerland totaled DKK 691m in 4Q 2002, up 35.2%. The increase reflects investments in mobile base stations.

During 4Q 2002 TDC Switzerland gained 47,000 mobile customers, further improving the position in the mobile market.

TDC Internet Group

TDC Internet activities include ISP and web services in Denmark, Eastern European Internet web-service operations, and Dan Net, the leading data-clearing provider.

TDC Internet's net revenues amounted to DKK 1,743m in 2002, up DKK 714m or 69.4% compared with 2001. Net revenues from TDC Internet consisted of domestic activities, including Internet dial-up traffic, ADSL, other Internet services and Dan Net, as well as international activities, including Contactel (Czech Republic) and TDC Internet Polska (Poland). Domestic net revenues grew DKK 647m or 68.3% to DKK 1,594m in 2002, driven mainly by a 127.9% growth in the ADSL customer base, which totaled 253,000 at year-end 2002, including 133,000 external ADSL customers in TDC Tele Danmark. Furthermore, Dan Net realized net revenues of DKK 315m in 2002, up 30.7% or DKK 74m on 2001. International net revenues grew DKK 67m or 81.7% to DKK 149m in 2002.

TDC Internet's transmission costs, raw materials and supplies amounted to DKK 669m, up DKK 239m or 55.5% on 2001, due mainly to the increased domestic ADSL sales and increased ownership share in Contactel from September 2001 as well as the inclusion of TDC Internet Polska from May 2001.

TDC Internet's other external charges were DKK 496m, an increase of DKK 14m or 2.9% compared with 2001.

Wages, salaries and pension costs in TDC Internet increased DKK 82m or 15.7% to DKK 604m in 2002, due mainly to increased ownership share in Contactel from September 2001, the inclusion of TDC Internet Polska from May 2001, an increase of 101 average full-time equivalents or 8.5% to 1,286 in domestic activities and a general increase in average wages.

In TDC Internet, EBITDA increased DKK 398m to DKK 48m in 2002 which related primarily to increased ADSL sales.

TDC Internet's capital expenditures, excluding share acquisitions, aggregated DKK 762m in 2002, an increase of DKK 131m compared with 2001. The increase related primarily to ADSL.

The total number of ADSL customers, including those in other divisions, reached 253,000, up from 111,000 at end 2001. TDC Internet’s domestic dial-up customer base totaled 519,000, a reduction of 4.2% compared with 2001.

4Q 2002

In 4Q 2002 TDC Internet had net revenues of DKK 496m, up 39.3%, due primarily to solid growth in ADSL revenues in Denmark.

EBITDA totaled DKK 75m, compared with DKK (25)m in 4Q 2001, reflecting ADSL growth with a stable cost structure.

Capital expenditures excluding share acquisitions in TDC Internet totaled DKK 264m in 4Q 2002, up 0.8% compared with 4Q 2001.

In 4Q 2002 34,000 ADSL customers were added; bringing the total number of TDC ADSL customers by the end of the year to 253,000, incl. 133,000 external customers in TDC Tele Danmark.

TDC Directories Group

TDC Directories provides directory services, specialist business catalogs and on-line inquiry services in the Danish, Swedish, Finnish and Norwegian markets.

TDC Directories' net revenues amounted to DKK 1,529m in 2002, an increase of DKK 27m or 1.8% compared with 2001. TDC Directories' net revenues include printed directories, catalogues and on-line services. Net revenues from domestic operations totaled DKK 1,010m in 2002, an increase of DKK 24m or 2.4%, resulting from higher sale of business catalogs and Internet services. Net revenues from international operations were DKK 519m, almost unchanged compared with 2001.

In 2002, TDC Directories' raw materials and supplies amounted to DKK 355m, down DKK 21m or 5.6% compared with 2001.

In 2002, TDC Directories' other external charges amounted to DKK 310m, up DKK 39m or 14.4% on 2001.

In 2002, wages, salaries and pension costs in TDC Directories totaled DKK 437m, an increase of DKK 67m or 18.1% on 2001. This increase was related to higher domestic and Nordic activities in 2002, resulting in an increased number of average full-time equivalents of 11.8% as well as higher average wages compared with 2001.

In 2002, TDC Directories' EBITDA decreased DKK 64m to DKK 439m, and comprised a decrease in domestic activities of DKK 18m and a decrease in international activities of DKK 46m.

4Q 2002

TDC Directories net revenues were DKK 478m in 4Q 2002, a reduction of 11.0% compared with 4Q 2001.

EBITDA decreased to DKK 147m compared with 242m in 4Q 2001, reflecting the weak business climate in combination with cost related to increased activities.

TDC Cable TV Group

TDC Cable TV provides cable-TV services in Denmark, as well as high-speed Internet access.

Net revenues from TDC Cable TV amounted to DKK 1,338m in 2002, up DKK 147m or 12.3% compared with 2001. Net revenues include basic cable-TV subscriptions and connection fees as well as revenues from cable modems and Selector, a digital set-top-box used for accessing interactive TV and digital services. Growth was related to a higher customer base and higher average revenue per user, including revenues from cable modems.

Transmission costs, raw materials and supplies in TDC Cable TV amounted to DKK 868m, an increase of DKK 54m or 6.6% compared with 2001.

For TDC Cable TV, other external charges decreased DKK 23m to DKK 224m in 2002.

TDC Cable TV wages, salaries and pension costs amounted to DKK 230m in 2002, an increase of DKK 33m, stemming primarily from an increase of 63 average full-time equivalents or 10.0% to 694 in 2002 and higher average wages.

In TDC Cable TV, EBITDA increased DKK 80m to DKK 30m in 2002. The increase was driven mainly by a larger customer base and improved sales of cable modems.

TDC Cable TV's capital expenditures, excluding share acquisitions, aggregated DKK 248m in 2002, a decrease of DKK 4m compared with 2001.

The customer base grew 6.9% to 885,000 at year-end 2002 impacted by the inclusion of almost 17,000 customers in NESA Kabel TV A/S. TDC Cable TV is also successfully marketing Internet access, which is demonstrated by 62,000 cable modem customers, up 148.0% compared with 2001. Of these customers, 40,000 have high-speed access.

4Q 2002

Net revenues amounted to DKK 354m in 4Q 2002, up 8.3%, primarily reflecting an increase in customer base.

EBITDA in 4Q 2002 amounted to DKK 12m, up DKK 11m compared with 4Q 2001. The increase in earnings is due to the growth in high-speed Internet solutions and improved earnings in the traditional cable-TV business.

Capital expenditures excluding share acquisitions in TDC Cable TV totaled DKK 84m in 4Q 2002, up 42.4%, due to expansion of networks and introduction of a new customer system.

Other business units

Net revenues from other activities, including TDC Services, TDC A/S, Belgacom and eliminations, amounted to DKK 2,559m in 2002, down DKK 475m or 15.7% on 2001, driven primarily by lower net revenues in Belgacom as well as higher eliminations of internal settlements. Net revenues from Belgacom amounted to DKK 6,424m in 2002, down DKK 186m compared with 2001.

Transmission costs, raw materials and supplies from other activities decreased DKK 562m compared with 2001, due mainly to improvements in Belgacom, and elimination of TDC Group internal settlements. Transmission costs, raw materials and supplies from Belgacom amounted to DKK 1,778m, down DKK 155m compared with 2001.

Other external charges from other activities increased DKK 74m compared with 2001. The increase was due mainly to increased costs in TDC Services and elimination of TDC Group internal settlements, offset partly by lower costs in Belgacom. Other external charges from Belgacom amounted to DKK 934m, down DKK 173m compared with 2001.

Wages, salaries and pension costs from other activities resulted in an increase of DKK 188m, stemming primarily from higher pension costs, and from TDC Services.

The decrease in 'Other' of DKK 333m was due primarily to lower EBITDA in TDC Services, increased elimination of internal profit and higher pension costs, offset partly by higher EBITDA from Belgacom.

Capital expenditures, excluding share acquisitions, aggregated DKK 386m in 2002, a decrease of DKK 1,031m compared with 2001, related primarily to Belgacom.

Recent developments

As of February 27, 2003, TDC will have full ownership of TDC Switzerland, since all other shareholders exercised their options to sell their shares to TDC. The purchase price was CHF 1,553m. The impact of this is included in TDC's Outlook for 2003.

On January 16, 2003, TDC finalized the pricing of EUR 1bn 7-year bonds. The proceeds from the offering have been used to buy the remaining shares mentioned above.

Legally effective as of January 1, 2003, TDC merged TDC Tele Danmark and TDC Internet into a new single business line TDC Solutions. The legal process will be finalized during the first half of 2003.

Other than the matters described in this release and above, no events have occurred since December 31, 2002 that materially affects the assessment of the Group's financial position. Further, it is estimated that no material changes of major significance to the Group's financial position have occurred in the financial markets, including developments in interest and foreign exchange rates.

Outlook 2003

Information concerning the outlook for 2003 is by nature associated with a certain level of risk and uncertainty. These risks are elaborated in the Safe harbor statement.

In general, all figures are excluding one-time items and fair value adjustments.

The outlook is based on thorough financial plans for each individual business line, and is an overall continuation of the development seen in 2002 with growth in TDC Switzerland and TDC Mobile International. Although growth in these two business lines will be somewhat lower than in 2002, this will be partly offset by improved growth performance in the new merged business line TDC Solutions.

Outlook for 2003
(Excl. one-time items and fair value adjustments)
DKKbn	2002	2003	Change in %
TDC Solutions
Net revenues	19,4	19,5	0,5
EBITDA	5,8	5,7	(1,4)
TDC Mobile International
Net revenues	16,3	16,8	3,3
EBITDA	3,2	3,5	8,4
TDC Switzerland
Net revenues	8,9	9,6	7,5
EBITDA	1,3	1,7	34,0
TDC Cable TV
Net revenues	1,3	1,5	12,1
EBITDA	0,0	0,1	-
TDC Directories
Net revenues	1,5	1,5	-
EBITDA	0,4	0,4	-
Other[1]
Net revenues	3,8	3,7	(2,6)
EBITDA	3,6	3,4	(4,7)

TDC Group
Net revenues	51,2	52,6	2,8
EBITDA	14,3	14,8	3,4
Net Income	2,2	1,9	(12,4)
1) Includes TDC Services, Belgacom, TDC A/S and elimination of internal settlements.

Net revenues for the TDC Group are expected to total DKK 52.6bn in 2003, a 2.8% increase compared with 2002. EBITDA is expected to increase 3.4% to DKK 14.8bn.

Compared with the preliminary Outlook 2003 provided in November 2002, the Outlook 2003 for revenues and EBITDA has been lowered due to changes in TDC Solutions.

TDC’s net income is expected to decrease 12.4% from DKK 2.2bn in 2002 to DKK 1.9bn in 2003. This development is significantly impacted by the acquisition of the remaining shares in TDC Switzerland in February 2003. Adjusted for this, net income is expected to increase 14.7%.

TDC Solutions, the new merged business line of the former TDC Tele Danmark and TDC Internet, will focus on improving customer orientation and branding of TDC, broadband expansion with one customer interface and improving profitability and productivity. As a result, TDC Solution's net revenues are expected to total DKK 19.5bn, with EBITDA of DKK 5.7bn in 2003. EBITDA is almost unchanged compared with 2002, reflecting a significant improvement on the development from 2001 to 2002, where EBITDA decreased 7.5%.

TDC Mobile International will continue to focus on defending and expanding its leading domestic position and continue the growth in international activities. Net revenues are expected to increase 3.3% to DKK 16.8bn in 2003. EBITDA is expected to grow 8.4% to 3.5bn in 2003. Growth in 2003 will be impacted by the deconsolidation of UMC and the restructuring of Talkline; and adjusted for this, 6.8% growth in net revenues and 13.4% growth in EBITDA is expected, driven by improved financial performance in all operations.

With the current weak Swiss economic climate, TDC Switzerland will focus on consolidating and increasing current market positions in all segments during 2003. TDC Switzerland is also expected to continue to realize merger synergies and subsequent cost decreases, although at a lower pace than seen so far. Consequently, net revenues of DKK 9.6bn and EBITDA of DKK 1.7bn are expected in 2003, equaling growth of 7.5% and 34.0%, respectively, compared with 2002. EBITDA growth is impacted by some non-recurrent EBITDA gains in 2002.

During 2003, TDC Cable TV will focus on expanding its domestic position through increasing the customer base. Net revenues of DKK 1.5bn and EBITDA of DKK 0.1bn are expected in 2003.

After a year with some disappointing results, TDC Directories will consolidate its Nordic and leading domestic position in the printed and online supply of directory information. In line with this strategy, however, facing tough competition in a weak advertising market, net revenues of DKK 1.5bn and EBITDA of DKK 0.4bn are expected in 2003.

The category ‘Other’ includes TDC Services, TDC A/S, Belgacom and the elimination of internal settlements between business lines. Net revenues from this category are expected to aggregate DKK 3.7bn in 2003, and EBITDA is expected at DKK 3.4bn.

Safe harbor statement

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties. Examples of such forward-looking statements include, but are not limited to: projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios; statements of our plans, objectives or goals including those related to products or services; statements of future economic performance; and statements of assumptions underlying such statements. Words such as 'believes', 'anticipates', 'expects', 'intends', 'aims' and 'plans' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to, economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Resolutions passed by
the Board of Directors

At its meeting today, the Board of Directors approved the Consolidated Financial Statements for 2002.

The Board of Directors proposes a 4.5% increase in dividends to DKK 11.50 from DKK 11.00 per share.

TDC's Annual Report 2002 is scheduled for distribution from March 17, 2002. The Report can be accessed from that date via the Internet at the following address: www.tdc.com.

The Annual General Meeting will be held in Copenhagen on April 9, 2003.

February 26, 2003

Knud Heinesen

Chairman of the Board

Henning Dyremose

President and CEO

* * *

To ADS Shareowners, proxy cards for voting at TDC’s Annual General Assembly will also be available at www.tdc.com from March 17, 2003. Ask your depositing bank for advice, should you need it.

Conference call

TDC invites you to take part in a conference call today at 16.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 04 30 from outside Denmark and 8080 2003 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

The conference will be available in digital replay until March 3, 2003: +353 1 240 00 41. Access code: 20 36 19#.

For further information, please contact Investor Relations at +45 3343 7680.

Financial calendar

TDC's financial calendar for 2003 is as follows (more details on www.tdc.com):

March 17

Distribution of Annual Report 2002

April 9

Annual General Meeting

May 8

Earnings Release for 1Q 2003

August 5

Earnings Release 2Q 2003

November 4

Earnings Release 3Q 2003

TDC Group
Statements of Income

DKKm	2001	2002	Change in %	4Q01	4Q02	Change in %

Net revenues	51 564	51 155	(0,8)	13 354	12 959	(3,0)
Domestic net revenues	23 023	22 944	(0,3)	5 759	5 815	1,0
in percent of total net revenues	44,6%	44,9%	-	43,1%	44,9%	-
International net revenues	28 541	28 211	(1,2)	7 595	7 144	(5,9)
in percent of total net revenues	55,4%	55,1%	-	56,9%	55,1%	-
Other revenues	2 518	2 322	(7,8)	856	604	(29,4)
Total revenues	54 082	53 477	(1,1)	14 210	13 563	(4,6)

Transmission costs, raw materials and supplies	(20 165)	(18 482)	8,3	(4 586)	(4 547)	0,9
Other external charges (marketing, rents, transport etc.)	(11 866)	(10 737)	9,5	(3 320)	(2 704)	18,6
Wages, salaries and pension costs	(9 181)	(9 945)	(8,3)	(2 419)	(2 560)	(5,8)
Total operating expenses	(41 212)	(39 164)	5,0	(10 325)	(9 811)	5,0
EBITDA	12 870	14 313	11,2	3 885	3 752	(3,4)
of which domestic EBITDA	9 572	9 162	(4,3)	2 791	2 485	(11,0)
in percent of total EBITDA	74,4%	64,0%	-	71,8%	66,2%	-
of which international EBITDA	3 298	5 151	56,2	1 094	1 267	15,8
in percent of total EBITDA	25,6%	36,0%	-	28,2%	33,8%	-
Depreciation, amortization and write-downs	(8 531)	(9 178)	(7,6)	(2 274)	(2 629)	(15,6)
of which goodwill amortization and write-downs related to goodwill	(1 474)	(1 488)	(0,9)	(362)	(377)	(4,1)
EBIT before one-time items	4 339	5 135	18,3	1 611	1 123	(30,3)
One-time items, net	(2 548)	(1 133)	55,5	(2 942)	27	NM
EBIT including one-time items	1 791	4 002	123,5	(1 331)	1 150	NM
Net financials	(787)	2 133	NM	108	55	(49,1)
of which financial expenses, net	(1 355)	(1 114)	17,8	(372)	(40)	89,2
of which income from investment [1]	(55)	(10)	81,8	(57)	19	NM
of which fair value adjustment	623	3 257	NM	537	76	(85,8)
Income before income taxes	1 004	6 135	NM	(1 223)	1 205	NM
Total Income taxes	(1 425)	(1 686)	(18,3)	351	(543)	NM
of which related to income excl. one-time items and fair value adjustments	(1 843)	(1 899)	(3,0)	(423)	(494)	(16,8)
of which related to fair value adjustments	(23)	(25)	(8,7)	5	(22)	NM
of which related to one-time items	441	238	(46,0)	769	(27)	NM
Income before minorities	(421)	4 449	NM	(872)	662	NM
Minority interests	407	93	(77,1)	37	(43)	NM
of which related to income excl. one-time items and fair value adjustments	355	57	(83,9)	52	(43)	NM
of which related to one-time items	52	36	(30,8)	(15)	0	NM
Net income	(14)	4 542	NM	(835)	619	NM
Net income excluding one-time items and fair value adjustments	1 441	2 169	50,5	811	565	(30,3)
Note 1. income from investment in other associated enterprises.

Statements of Income for the business lines

DKKm	TDC Tele Danmark Group		TDC Mobile International Group		TDC Switzerland		TDC Internet Group

	2001	2002	2001	2002	2001	2002	2001	2002
Net revenues, external customers	17 550	16 878	16 126	14 826	7 769	8 912	894	1 328
Net revenues, other business lines	1 902	1 917	1 454	1 432	7	19	135	415
Other revenues[1]	1 841	1 662	364	395	0	102	55	74
Total revenues	21 293	20 457	17 944	16 653	7 776	9 033	1 084	1 817
Total operating expenses	(14 395)	(14 439)	(15 612)	(13 425)	(7 853)	(7 764)	(1 434)	(1 768)
EBITDA	6 898	6 018	2 332	3 228	(77)	1 269	(350)	48
Depreciation, amortization and write-downs	(2 575)	(2 770)	(1 534)	(1 542)	(2 210)	(2 493)	(180)	(470)
EBIT before one-time items	4 323	3 248	798	1 686	(2 287)	(1 224)	(530)	(422)

Capital expenditures excl. share acquisitions	3 629	3 072	3,529 [3]	1 645	1 709	1 557	631	762

DKKm	TDC Directories Group		TDC Cable TV Group		Other[2]		TDC Group

	2001	2002	2001	2002	2001	2002	2001	2002
Net revenues, external customers	1 377	1 405	1 189	1 335	6 659	6 471	51 564	51 155
Net revenues, other business lines	125	124	2	2	(3 625)	(3 909)	0	0
Other revenues[1]	18	12	17	15	223	62	2 518	2 322
Total revenues	1 520	1 541	1 208	1 352	3 257	2 624	54 082	53 477
Total operating expenses	(1 017)	(1 102)	(1 258)	(1 322)	357	657	(41 212)	(39 164)
EBITDA	503	439	(50)	30	3 614	3 281	12 870	14 313
Depreciation, amortization and write-downs	(90)	(108)	(230)	(214)	(1 712)	(1 581)	(8 531)	(9 178)
EBIT before one-time items	413	331	(280)	(184)	1 902	1 700	4 339	5 135

Capital expenditures excl. share acquisitions	22	29	252	248	1 417	386	11,189 [3]	7 699

1) Includes other operating income and work performed for own purposes and capitalized.
2) Includes TDC A/S, Belgacom, TDC Services and eliminations.
3) Includes a DKK 768m investment in a domestic UMTS license.

TDC Group
Balance Sheets

TDC Group (DKKm)	2001	2002

Assets
Intangible assets, net	29 397	27 874
Property, plant and equipment, net	34 312	32 975
Investments and other assets, net	3 221	1 785
Total fixed assets	66 930	62 634

Total inventories	1 077	922
Total accounts receivable	23 148	21 447
Marketable securities	971	2 915
Cash	1 567	2 679
Total current assets	26 763	27 963

Total assets	93 693	90 597

Liabilities and shareowners' equity
Shareowners' equity	33 274	35 306

Total provisions	7 229	7 545

Total long-term debt	22 124	28 794

Current maturities of long-term debt	2 135	935
Short-term bank loans	12 917	1 422
Accounts payable	8 445	7 492
Other incl. deferred income	6 888	8 553
Total short-term debt	30 385	18 402
Total debt	52 509	47 196

Minority interests	681	550
Total liabilities	60 419	55 291

Total liabilities and shareowners' equity	93 693	90 597

Net interest-bearing debt	34 638	25 557

Cash Flow statements
Pro rata consolidated

TDC Group (DKKm)	2001	2002	Change in %	4Q2001	4Q2002	Change in %
EBITDA	12 870	14 313	11,2	3 885	3 752	(3,4)
Interest paid	(1 430)	(725)	49,3	(530)	78	NM
Tax paid	(1 039)	(1 088)	(4,7)	(287)	(208)	27,5
Change in working capital	(2 050)	1 623	NM	(2 918)	988	NM
Other	(1 351)	(1 582)	(17,1)	(269)	(614)	(128,3)
Cash flow from operating activities	7 000	12 541	79,2	(119)	3 996	NM
CAPEX excl. share acquisitions	(11 189)	(7 699)	31,2	(3 282)	(2 312)	29,6
Share acquisitions	(12 112)	(1 186)	90,2	145	(515)	NM
Change in accounts payable, capex	1 250	18	(98,6)	1 140	81	(92,9)
Divestment of assets	1 053	6 435	NM	629	537	(14,6)
Dividends recieved from assosiated enterprises	157	372	136,9	(28)	0	NM
Cash flow from investing activities	(20 841)	(2 060)	90,1	(1 396)	(2 209)	(58,2)
Change in interest bearing debt	17 143	(6 025)	NM	597	(3 393)	NM
Consolidation of acquired companies	(4 605)	(6)	99,9	1 204	(2)	NM
Translation adjustments on debt	(357)	921	NM	(314)	(354)	(12,7)
Dividend paid	(2 264)	(2 363)	(4,4)	0	0	NM
Other	594	71	(88,0)	178	178	0,0
Cash flow from financing activities	10 511	(7 402)	NM	1 665	(2 863)	NM

Increase/(decrease) in cash and cash equivalents	(3 330)	3 079	NM	150	(1 076)	NM

Cash and cash equivalents, end of period	2 538	5 594	120,4	2 538	5 594	120,4

Shareowners’ equity

TDC Group (DKKm)		2001	2002
Shareowners’ equity at January 1		35 546	33 274
Net income		(14)	4 542
Dividends paid		(2 264)	(2 363)
Acquisition of treasury shares		(132)	(137)
Disposal of treasury shares		0	0
Tax adjustment regarding employee shares in 1994		0	50
Currency translation adjustments		138	(60)
Shareowners’ equity at December 31		33 274	35 306

Traffic statistics

Domestic traffic data
Traffic volume (million minutes):	2001	2002	Change
			in %

Domestic landline traffic including wholesale	23 067	20 416	(11,5)
- of which voice traffic	10 978	10 321	(6,0)
International landline traffic	2 102	2 083	(0,9)
Mobile traffic including wholesale	2 682	2 982	11,2

Employees

Full-time equivalents 1)
TDC and fully consolidated subsidiaries	2001	2002	Change
			in %
TDC Tele Danmark	11 220	11 193	(0,2)
TDC Mobile International	2 989	2 668	(10,7)
TDC Internet	1 672	1 522	(9,0)
TDC Switzerland	2 183	2 319	6,2
TDC Directories	1 141	1 254	9,9
TDC Cable TV	687	693	0,9
Others	2 593	2 614	0,8
TDC Group	22 485	22 263	(1,0)

1)      The definition has been changed compared with earlier earnings releases. Historical figures have been changed accordingly. The number denotes end-of-year full time equivalents including permanent employees, trainees and temporary employees. Pro-rata consolidated companies are not included.

Selected financial and operating data 1998-2002

		1996	1998	1999	2000	2001	2002

Statements of Income	DKKm
Net revenues		23,608	33 989	38 206	44 552	51 564	51 155
Total revenues		25,010	35 867	40 437	46 757	54 082	53 477
Total operating expenses			(24 859)	(28 104)	(33 742)	(41 212)	(39 164)
Earnings before interest, taxes, depreciation and amortization (EBITDA)		9,046	11 008	12 333	13 015	12 870	14 313
Depreciation, amortization and write-downs			(5 331)	(5 640)	(6 240)	(8 531)	(9 178)
EBIT before one-time items		4,413	5 677	6 693	6 775	4 339	5 135
One-time items			755	0	6 161	(2 548)	(1 133)
Earnings before interest and taxes (EBIT)			6 432	6 693	12 936	1 791	4 002
Net financials			206	(224)	(470)	(787)	2 133
Income before income taxes		4,933	6 638	6 469	12 466	1 004	6 135
Total income taxes			(1 896)	(2 667)	(3 212)	(1 425)	(1 686)
Income before minority interests		3,017	4 742	3 802	9 254	(421)	4 449
Minority interests			(34)	(62)	(15)	407	93
Net income		3,010	4 708	3 740	9 239	(14)	4 542

Net income excluding one-time items and fair value adjustments
EBIT before one-time items			5 677	6 693	6 775	4 339	5 135
Net financials			(63)	(272)	(614)	(1 410)	(1 124)
Income before income taxes			5 614	6 421	6 161	2 929	4 011
Income taxes related to ordinary income			(2 045)	(2 660)	(2 563)	(1 843)	(1 899)
Net income before minority interests			3 569	3 761	3 598	1 086	2 112
Minority interests' share of ordinary income			(34)	(62)	(15)	355	57
Net income		3010	3 535	3 699	3 583	1 441	2 169

Balance Sheets	DKKbn
Total assets		55,9	54,0	62,8	75,8	93,7	90,6
Net interest-bearing debt		32,7	8,6	13,6	14,1	34,6	25,6
Total shareowners' equity		(2,6)	26,9	28,5	35,5	33,3	35,3
Shares issued (million)		262,0	216,5	216,5	216,5	216,5	216,5

Statements of Cash Flow	DKKm
Operating activities		7,5	8 999	8 504	8 947	7 000	12 541
Investing activities		-10,1	(5 925)	(11 318)	(7 520)	(20 841)	(2 060)
Financing activities		-0,7	(8 830)	2 997	3 277	10 511	(7 402)
Change in cash and cash equivalents		-3,3	(5 756)	183	4 704	(3 330)	3 079

Capital expenditures	DKKbn
Excluding share acquisitions			7,4	7,5	9,8	11,2	7,7
Including share acquisitions			8,0	11,6	16,2	23,3	8,9

Key financial ratios
Reported EPS	DKK	11,49	21,7	17,3	42,7	(0,1)	21,0
Operating EPS1)	DKK	11,49	16,3	17,1	16,5	6,7	10,0
Dividend per share	DKK	8,50	9,5	10,0	10,5	11,0	11,5
EBITDA margin	%	18,7	32,4	32,3	29,2	25,0	28,0
Return on capital employed (ROCE)2)%		15,3	17,4	19,4	16,8	9,9	11,1

Subscriber base - pro rata (end of period)	('000)
Landline			4 277	4 410	4 559	4 740	4 458
- Domestic			3 204	3 203	3 182	3 139	3 076
- International			1 073	1 207	1 377	1 601	1 382
Mobile			2 312	3 233	4 879	6 301	6 746
- Domestic			995	1 294	1 639	1 896	1 975
- International			1 317	1 939	3 240	4 405	4 771
Internet			327	662	1 063	1 579	1 495
Cable TV			812	825	801	828	885
Total subscribers			7 728	9 130	11 302	13 448	13 584

Number of employees3)			17 714	18 158	19 946	22 485	22 263
DKK/USD exchange rate							7,08
DKK/EUR exchange rate							7,42

1) Operating EPS excludes one-time items and fair value adjustments.
2) ROCE is defined as EBIT before one-time items plus interest and other financial income excl. fair value adjustments divided by total shareowners' equity plus interest bearing debt.

3) The definition has been changed compared with earlier earnings releases. Historical figures have been changed accordingly. The number denotes end-of-year full-time equivalents including permanent employees, trainees and temporary employees. Pro-rata consolidated companies are not included.

Quarterly figures 1Q2001-4Q2002

	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	2001	2002
DKKm

TDC Tele Danmark	4 855	4 784	4 791	5 022	4 686	4 773	4 647	4 689	19 452	18 795
TDC Mobile International	4 204	4 479	4 660	4 237	4 066	4 030	4 136	4 027	17 580	16 259
- Domestic	1 109	1 231	1 301	1 167	1 163	1 316	1 363	1 313	4 808	5 152
- European net operators	751	854	901	919	811	846	984	831	3 425	3 474
- Talkline	2 344	2 394	2 458	2 151	2 092	1 869	1 789	1 883	9 347	7 633
TDC Internet	177	226	270	356	391	422	434	496	1 029	1 743
TDC Switzerland	1 598	1 936	1 907	2 335	2 165	2 179	2 247	2 341	7 776	8 932
TDC Directories	359	383	223	537	296	336	419	478	1 502	1 529
TDC Cable TV	279	292	293	327	321	325	338	354	1 191	1 338
Others [1]	909	801	784	539	705	658	622	574	3 034	2 559
Net revenues	12 381	12 901	12 928	13 354	12 630	12 723	12 843	12 959	51 564	51 155

TDC Tele Danmark	1 720	1 525	1 696	1 957	1 510	1 474	1 582	1 452	6 898	6 018
TDC Mobile International	320	591	809	612	734	860	938	696	2 332	3 228
- Domestic	267	322	414	336	324	401	468	425	1 341	1 618
- European net operators	137	216	265	260	301	310	305	201	877	1 117
- Talkline	(85)	53	130	16	110	149	164	70	114	493
TDC Internet	(123)	(107)	(95)	(25)	(45)	(13)	31	75	(350)	48
TDC Switzerland	(139)	(91)	(14)	167	121	234	368	547	(77)	1 269
TDC Directories	132	110	19	242	45	92	155	147	503	439
TDC Cable TV	(39)	0	(12)	1	2	5	11	12	(50)	30
Others [1]	885	932	866	930	840	841	776	823	3 614	3 281
EBITDA	2 756	2 960	3 269	3 885	3 207	3 493	3 861	3 752	12 870	14 313
Depreciation	(1 939)	(2 097)	(2 221)	(2 274)	(2 146)	(2 189)	(2 214)	(2 629)	(8 531)	(9 178)
- of which Goodwill amortization	(351)	(400)	(387)	(362)	(375)	(377)	(359)	(377)	(1 474)	(1 488)
EBIT, excl. one-time items	817	863	1 048	1.611	1 061	1 304	1 647	1 123	4 339	5 135
One time items	394	0	0	(2.942)	(459)	114	(815)	27	(2 548)	(1 133)
EBIT, incl. one-time items	1 211	863	1 048	(1.331)	602	1 418	832	1 150	1 791	4 002
Net financials	(176)	(377)	(342)	108	(321)	(61)	2 460	55	(787)	2 133
- Financial expenses	(144)	(395)	(348)	(426)	(374)	(324)	(340)	(40)	(1 355)	(1 114)
- Income from inv. in other ass. entp.	(14)	15	1	(57)	(26)	(7)	4	19	(55)	(10)
- Fair value adj. of min. passive inv.	(18)	3	5	591	79	270	2 796	76	623	3 257
Earnings before tax	1 035	486	706	(1.223)	281	1 357	3 292	1 205	1 004	6 135
Tax	(850)	(445)	(481)	351	(22)	(537)	(584)	(543)	(1 425)	(1 686)
- Ordinary income tax	(522)	(445)	(481)	(407)	(350)	(483)	(581)	(494)	(1 843)	(1 899)
- Tax related to one-time items	(328)	0	0	769	370	(105)	-	(27)	441	238
- Tax on fair value adj. of minority inv.	0	0	0	(11)	(42)	51	(3)	(22)	(23)	(25)
Net income before minority interests	185	41	225	(872)	259	820	2 708	662	(421)	4 449
Minorities	159	102	109	37	67	45	24	(43)	407	93
- Minorities of ordinary income	92	102	109	52	67	45	(12)	(43)	355	57
- Minorities related to one-time items	67	0	0	(15)	0	0	36	-	52	36
Net income after minorities	344	143	334	(835)	326	865	2 732	619	(14)	4 542

Excluding one-time items and fair value adjustments
EBIT	817	863	1 048	1 611	1 061	1 304	1 647	1 123	4 339	5 135
Net financials	(170)	(402)	(409)	(429)	(409)	(361)	(333)	(21)	(1 410)	(1 124)
Earnings before tax	647	461	639	1 182	652	943	1 314	1 102	2 929	4 011
Ordinary income tax	(518)	(440)	(462)	(423)	(347)	(474)	(584)	(494)	(1 843)	(1 899)
Net income before minority interests	129	21	177	759	305	469	730	608	1 086	2 112
Minorities of ordinary income	92	102	109	52	67	45	(12)	(43)	355	57
Net income after minorities	221	123	286	811	372	514	718	565	1 441	2 169

[1] Includes TDC Services, Belgacom, TDC A/S and eliminations of Group internal settlements.

CAPEX, excl share acquisitions

	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	2001	2002
DKKm
TDC Tele Danmark	753	913	835	1 128	706	818	822	726	3 629	3 072
TDC Mobile International	453	630	1 412	1 034	355	443	393	454	3 529	1 645
- Domestic	201	214	931	587	170	207	174	153	1 933	704
- Talkline	36	107	115	56	9	8	11	32	314	60
- Other International	216	309	366	391	176	228	208	269	1 282	881
TDC Internet	70	162	137	262	156	210	132	264	631	762
TDC Switzerland	648	172	378	511	290	236	340	691	1 709	1 557
TDC Directories	3	6	4	9	6	8	8	8	22	29
TDC Cable TV	45	74	74	59	64	55	45	84	252	248
Others [1]	428	600	110	279	101	154	45	85	1 417	386
CAPEX	2 400	2 557	2 950	3 282	1 678	1 924	1 785	2 312	11 189	7 699

[1] Includes TDC Services, Belgacom, TDC A/S and eliminations of Group internal settlements.

Statistics
Group Customers and traffic

Customers ('000) (end of period)
	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02

Domestic:
Landline customers including wholesale	3 173	3 162	3 150	3 139	3 134	3 112	3 092	3 076
Mobile customers including wholesale and Duét	1 743	1 866	1 916	1 896	1 873	1 868	1 935	1 975
- of which Duét in TDC Solutions	242	260	261	254	255	266	270	272
Internet including dial-up, broadband and wholesale	577	616	627	678	731	767	801	834
- of which ADSL	18	44	75	111	153	187	219	253
- of which Cable-TV Internet customers	6	11	15	25	34	42	50	62
Cable-TV customers	807	809	814	828	864	866	870	885
Domestic customers, pro rata	6 300	6 453	6 507	6 541	6 601	6 613	6 698	6 770

International:
Landline customers	1 553	1 577	1 585	1 601	1 619	1 360	1 361	1 382
- Switzerland	561	581	591	619	647	660	663	671
- Others	992	996	994	982	972	700	698	711
Mobile customers	4 040	4 308	4 503	4 405	4 429	4 527	4 680	4 771
- Switzerland	524	585	656	743	795	822	856	893
- Talkline	1 849	1 943	1 924	1 751	1 692	1 609	1 594	1 713
- Others	1 667	1 780	1 923	1 911	1 942	2 096	2 230	2 165
Internet customers	728	763	841	901	638	628	640	661
- Switzerland	349	351	371	393	420	411	418	432
- Others	379	412	470	508	218	217	222	229
International pro rata customers, total	6 321	6 647	6 929	6 907	6 686	6 515	6 680	6 814
Group customers, total	12 621	13 100	13 436	13 448	13 288	13 128	13 378	13 584

Traffic volume (million minutes)
	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Domestic landline traffic including wholesale	6 073	5 715	5 682	5 597	5 419	5 091	4 756	5 150
- of which voice traffic	2 861	2 733	2 611	2 773	2 700	2 586	2 472	2 563
International landline traffic	469	544	587	502	498	514	556	515
Mobile traffic including wholesale	606	678	709	690	676	762	784	759

Historical figures

Possible minor and non-material changes in historical figures are not specified in detail in the report.

New accounting policies

In accordance with the new Danish Financial Statements Act effective from January 1, 2002, TDC has changed a number of accounting policies. The new accounting policies are applied in the 2002 figures. Prior-year figures have been restated accordingly.

The major changes to the accounting policies are:

•       Capitalization of interest expenses related to construction of fixed assets

•       Fair value measurement of financial instruments and other marketable securities and investments

•       Accounting for dividends, when declared.

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange

Reuters TDC.CO

Bloomberg TDC DC

Nominal value DKK 5

ISIN DK0010 253335

Sedol 5698790

Shares: New York Stock Exchange

Reuters TLD.N

Bloomberg TLD US

One ADS represents one half of one common share

ISIN US8723 6N1028

Sedol 2883094.

[1]Excluding one-time items and fair value adjustments.

[2]The development from 2001 to 2002 was impacted by certain major changes in activities and ownership shares, comprising: Talkline restructuring (closure of the landline and Internet activities April 1, 2002 as well as divestment of Talkline Nederland November 30, 2001) and deconsolidation of Ben (as from December 1, 2001) as well as inclusion of diAx (as from February 1, 2001, today part of TDC Switzerland). In the remaining part of this Earnings Release, 'ongoing basis' for the TDC Group or business lines refers to reported figures adjusted for the impact of these changes.

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
February 28, 2003 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations